 Exhibit 99.1

First Mining Provides Update Regarding Acquisition of Duparquet Gold Project

VANCOUVER, BC, Aug. 15, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to provide an update regarding its offer ("Beattie Offer") to acquire all of the issued and outstanding common shares of Beattie Gold Mines Ltd. ("Beattie Gold") as previously announced on July 18, 2022.

Prior to making the Beattie Offer, First Mining had received signed, irrevocable lock-up agreements from shareholders of Beattie Gold holding, in aggregate, 1,358,652 common shares of Beattie Gold (the "Lock Up Shares") representing 72.3% of the outstanding common shares of Beattie Gold (excluding common shares of Beattie Gold already owned by First Mining or its wholly-owned subsidiary, Clifton Star Resources Inc. ("Clifton Star")).  All Lock Up Shares have now been tendered and deposited, and together with the common shares of Beattie Gold already owned by First Mining, both directly and indirectly through Clifton Star, First Mining will own 97.6% of the outstanding common shares of Beattie Gold upon acquiring the Lock Up Shares.

The condition in the Beattie Offer that there be deposited under the offer, and not withdrawn, at least 464,643 of the outstanding common shares of Beattie Gold has now been satisfied. In addition, First Mining has also entered into binding share purchase agreements to acquire the issued and outstanding common shares of 2699681 Canada Ltd. ("269 Canada") and 2588111 Manitoba Ltd. (together, the Concurrent Transactions"). As a result, the remaining condition of the Beattie Offer relating to the completion of the acquisition of the outstanding common shares of 269 Canada will be satisfied when the Beattie Offer and the Concurrent Transactions close, which is expected to be September 15, 2022 (the "Closing Date").

First Mining expects the remaining 2.4% of the outstanding common shares of Beattie Gold to be tendered and deposited by September 9, 2022, and accordingly, First Mining expects that it will own 100% of the outstanding common shares of Beattie Gold, in addition to 100% of the outstanding common shares of 269 and 258811 Manitoba Ltd., following completion of the Beattie Offer and the Concurrent Transactions on the Closing Date.

About First Mining Gold Corp.

First Mining is a gold developer advancing a portfolio of gold projects in Canada, with our most advanced project being the Springpole Gold Project in northwestern Ontario, which is one of the largest undeveloped gold projects in Canada, and where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project submitted in June 2022. First Mining also owns the Cameron, Duparquet, Duquesne and Pitt gold projects, all advanced-stage gold projects in Ontario (in the case of Cameron) and Québec. Our portfolio of gold project interests also includes the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 21 gold royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the closing date of the Beattie Offer and the Concurrent Transactions; (ii) the remaining 2.4% of the outstanding common shares of Beattie Gold being tendered and deposited by September 9, 2022, and the Company's ownership of 100% of the outstanding common shares of Beattie Gold following completion of the Beattie Offer; (iii) the Company's plans with respect to advancing its portfolio of gold projects; and (iv) Feasibility and permitting activities related to the Springpole Project.. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com | Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 15-AUG-22